

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 13, 2008

Mr. Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, CA 90058

      **Re:**    **True Religion Apparel, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2006**
              **Filed March 27, 2007**
              **File No. 0-51483**

Dear Mr. Collins:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Jennifer Thompson
                      Branch Chief